Exhibit 2

SUPPLEMENTAL LETTER

To:	DryShips Inc.
Trust Company Complex
Ajeltake Road
Ajeltake Island
Majuro
The Marshall Islands MH 96960

From:	HSH Nordbank AG
Gerhart-Hauptmann-Platz 50
D-20095 Hamburg
Germany

Dear Sirs	29 September 2010

1	Background.

(A)
By a loan agreement dated 31 March 2006 (as supplemented, amended and restated from time to time, the "Junior Loan Agreement") and made between (i) DryShips Inc. as borrower (the "Borrower"), (ii) the banks and financial institutions listed therein as lenders (the "Junior Lenders"), (iii) the banks and financial institutions listed therein as swap banks, (iv) ourselves as agent (the "Agent"), Iead arranger, lead bookrunner and security trustee and (v) Bank of Scotland plc ("BOS") as joint bookrunner, it was agreed that the Junior Lenders would make available to the Borrower a term loan and short-term credit facilities of (originally) up to US$110,000,000 (the "Junior Loan") in aggregate.

(B)	The Borrower has requested certain amendments to (inter alia) an event of default set out in Clause 19.1(1) of the Junior Loan Agreement.

2
Agreement and amendments to the Junior Loan Agreement. Subject to the satisfaction of the conditions of this Letter and with effect from the date of this Letter, the Junior Loan Agreement shall be amended as follows:

(a)	by deleting the existing sub-paragraph (b) in Clause 15.1 thereof and by adding a new sub-paragraph (b) as follows:

"(b)

(i) the Applicable Amount; and

(ii) the net realisable value of any additional security previously provided under this clause 15;";

(b)	by replacing the words and figures "25 per cent." with the words "the Relevant Percentage" in Clause 19.1(1) thereof;

(c)	by deleting that part of Clause 19.1(1) commencing with the words "save that such failure..." and ending with the words "....issued to Drybulk)";

(d)	by adding the following floating paragraph at the end of Clause 19.1(1) thereof:

"In this clause 19.1(1), "Relevant Percentage" means:

	(a)	at all times when all the conditions set out in Clause 11.27 are complied with, 7.5 per cent; and

	(b)	at all other times, 25 per cent."; and

(e)	by adding a new Clause 11.27 as follows:

"11.27. Reduction of minimum shareholding required. The shares held in the Borrower by George Economou (either directly and/or through companies beneficially owned by him and/or trusts or foundations of which he is a beneficiary) may be reduced to not less than 7.5 per cent. of the total issued share capital of the Borrower at any time subject to the following conditions:

(a)
George Economou will not transfer, sell or otherwise dispose of the 44,931,746 shares held by him (either directly and/or through companies beneficially owned by him and/or trusts or foundations of which he is beneficiary) in the Borrower with the exception of 3,500,000 warrants held by him (either directly and/or through companies beneficially owned by him and/or trusts or foundations of which he is beneficiary) in the Borrower; and

	(b)	the Borrower provides the Agent not later than the Relevant Date with:

(i)
in relation to each Permitted Ship (other than "OLIVA" and "RAPALLO"), either a protocol of delivery and acceptance or a bill of sale evidencing that the relevant Permitted Ship (other than "OLIVA" and "RAPALLO") has either been delivered to the Owner thereof or has been sold by the relevant Owner; and

		(ii)	satisfactory evidence that:

(AA)
sufficient funds (arising from the incurrence of Financial Indebtedness, through the raising of capital or any other contribution or loan from shareholders, from the proceeds arising from the sale of a Permitted Ship or the cancellation of a Permitted Shipbuilding Contract (or a combination of any of the above-mentioned financing sources)) are committed and available to repay the aggregate Financial Indebtedness due to Norddeutsche Landesbank Girozentrale and DVB Bank SE in connection with Hull 1837 and Hull 1838 amounting to $230,000,000 in aggregate (the "Debt"); or

			(BB)	the Debt has been refinanced; or

			(CC)	the Debt has been converted to long-term Financial Indebtedness.

In this Clause 11.27, "Relevant Date" means:

		(i)	in the case of each of Hull No. 1837, Hull No. 1838 and Hull No. 1865, 30 September 2011; and

		(ii)	in the case of Hull No. 1866, 31 March 2012.".

3	Representations and Warranties. The Borrower hereby represents and warrants to the Junior Lenders that:

(a)
the representations and warranties contained in the Junior Loan Agreement are true and correct on the date of this Letter as if all references therein to "this Agreement" were references to the Junior Loan Agreement as supplemented by this Letter; and

(b)	this Letter comprises the legal, valid and binding obligations of the Borrower enforceable in accordance with its terms.

4
Conditions. Our agreement contained in paragraph 2 of this Letter shall be expressly subject to the condition that we shall have received in form and substance as may be approved or required by us on or before the signature hereof:

(a)	copies of resolutions passed at a meeting of the board of directors of the Borrower evidencing approval of this Letter and authorising appropriate officers or attorneys to execute the same;

(b)	the original of any power of attorney issued in favour of any person executing this Letter on behalf of the Borrower; and

(c)
copies of all governmental and other consents, licences, approvals and authorisations as may be necessary to authorise the performance by the Borrower of its obligations under this Letter and the execution, validity and enforceability of this Letter.

5
Junior Loan Agreement and Finance Documents. The Borrower hereby agrees with the Junior Lenders that the provisions of the Junior Loan Agreement and the Finance Documents shall be and are hereby re-affirmed and remain in full force and effect.

6	Notices. Clause 28 (Notices) of the Junior Loan Agreement shall extend and apply to this Letter as if the same were (mutatis mutandis) herein expressly set forth.

7	Fees. On the date of this Letter, the Borrower, shall pay to the Agent certain facility fees set out in the letter addressed to the Agent from the Borrower and dated the same date as this Letter.

8
Governing Law. This Letter shall be governed by and construed in accordance with English law and Clause 30 (Law and Jurisdiction) of the Junior Loan Agreement shall extend and apply to this Letter as if the same were (mutatis mutandis) herein expressly set forth.

Please confirm your acceptance to the foregoing terms and conditions by signing the acceptance at the foot of this letter.

Yours faithfully

/s/ Irene Graff
Irene Graff
for and on behalf of
HSH NORDBANK AG

Accepted and agreed

/s/ Ziad Nakhleh
for and on behalf of
DRYSHIPS INC.

Dated 29 September 2010

COUNTERSIGNED this day 29 of September 2010 for and on behalf of the below companies each of which, by its execution hereof, confirms and acknowledges that it has read and understood the terms and conditions of this supplemental letter, that it agrees in all respects to the same and that the Finance Documents to which it is a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrower under the Junior Loan Agreement.

/s/ Dr. Clarissa Cefai	/s/ Dr. Clarissa Cefai
Dr. Clarissa Cefai	Dr. Clarissa Cefai
Director	Director
Mare Services Ltd.	Mare Services Ltd.
5/1 Merchants Street	5/1 Merchants Street
Valleta VLT 1171	Valleta VLT 1171

for and on behalf of	for and on behalf of
WEALTH MANAGEMENT INC.	NT LLC INVESTORS LTD.

/s/ Dr. Clarissa Cefai	/s/ Dr. Clarissa Cefai
Dr. Clarissa Cefai	Dr. Clarissa Cefai
Director	Director
Mare Services Ltd.	Mare Services Ltd.
5/1 Merchants Street	5/1 Merchants Street
Valleta VLT 1171	Valleta VLT 1171

for and on behalf of	for and on behalf of
MALVINA SHIPPING COMPANY	ARLETA NAVIGATION COMPANY
LIMITED	LIMITED

/s/ Dr. Clarissa Cefai	/s/ Dr. Clarissa Cefai
Dr. Clarissa Cefai	Dr. Clarissa Cefai
Director	Director
Mare Services Ltd.	Mare Services Ltd.
5/1 Merchants Street	5/1 Merchants Street
Valleta VLT 1171	Valleta VLT 1171

for and on behalf of	for and on behalf of
SELMA SHIPPING COMPANY	SAMSARA SHIPPING COMPANY
LIMITED	LIMITED

/s/ Dr. Clarissa Cefai	/s/ Dr. Clarissa Cefai
Dr. Clarissa Cefai	Dr. Clarissa Cefai
Director	Director
Mare Services Ltd.	Mare Services Ltd.
5/1 Merchants Street	5/1 Merchants Street
Valleta VLT 1171	Valleta VLT 1171

for and on behalf of	for and on behalf of
BORSARI SHIPPING COMPANY	ONIL SHIPPING COMPANY
LIMITED	LIMITED

/s/ Dr. Clarissa Cefai	/s/ Dr. Clarissa Cefai
Dr. Clarissa Cefai	Dr. Clarissa Cefai
Director	Director
Mare Services Ltd.	Mare Services Ltd.
5/1 Merchants Street	5/1 Merchants Street
Valleta VLT 1171	Valleta VLT 1171

for and on behalf of	for and on behalf of
FABIANA SHIPPING COMPANY	CELINE SHIPPING COMPANY
LIMITED	LIMITED

/s/ Dr. Clarissa Cefai	/s/ Dr. Clarissa Cefai
Dr. Clarissa Cefai	Dr. Clarissa Cefai
Director	Director
Mare Services Ltd.	Mare Services Ltd.
5/1 Merchants Street	5/1 Merchants Street
Valleta VLT 1171	Valleta VLT 1171

for and on behalf of	for and on behalf of
KARMEN SHIPPING COMPANY	THELMA SHIPPING COMPANY
LIMITED	LIMITED

/s/ Dr. Clarissa Cefai	/s/ Dr. Clarissa Cefai
Dr. Clarissa Cefai	Dr. Clarissa Cefai
Director	Director
Mare Services Ltd.	Mare Services Ltd.
5/1 Merchants Street	5/1 Merchants Street
Valleta VLT 1171	Valleta VLT 1171

for and on behalf of	for and on behalf of
ARGO OWNING COMPANY	KRONOS OWNING COMPANY
LIMITED	LIMITED

/s/ Dr. Clarissa Cefai	/s/ Dr. Clarissa Cefai
Dr. Clarissa Cefai	Dr. Clarissa Cefai
Director	Director
Mare Services Ltd.	Mare Services Ltd.
5/1 Merchants Street	5/1 Merchants Street
Valleta VLT 1171	Valleta VLT 1171

for and on behalf of	for and on behalf of
TETHYS OWNING COMPANY	SELENE OWNING COMPANY
LIMITED	LIMITED

/s/ Dr. Clarissa Cefai	/s/ Dr. Clarissa Cefai
Dr. Clarissa Cefai	Dr. Clarissa Cefai
Director	Director
Mare Services Ltd.	Mare Services Ltd.
5/1 Merchants Street	5/1 Merchants Street
Valleta VLT 1171	Valleta VLT 1171

for and on behalf of	for and on behalf of
GAIA OWNING COMPANY	TROJAN MARITIME CO.
LIMITED

/s/ Dr. Clarissa Cefai	/s/ Dr. Clarissa Cefai
Dr. Clarissa Cefai	Dr. Clarissa Cefai
Director	Director
Mare Services Ltd.	Mare Services Ltd.
5/1 Merchants Street	5/1 Merchants Street
Valleta VLT 1171	Valleta VLT 1171

for and on behalf of	for and on behalf of
DIONE OWNING COMPANY	URANUS OWNING COMPANY
LIMITED	LIMITED

/s/ Dr. Clarissa Cefai	/s/ Dr. Clarissa Cefai
Dr. Clarissa Cefai	Dr. Clarissa Cefai
Director	Director
Mare Services Ltd.	Mare Services Ltd.
5/1 Merchants Street	5/1 Merchants Street
Valleta VLT 1171	Valleta VLT 1171

for and on behalf of	for and on behalf of
TEMPO MARINE CO.	STAR RECORD OWNING COMPANY
LIMITED

/s/ Dr. Clarissa Cefai	/s/ Dr. Clarissa Cefai
Dr. Clarissa Cefai	Dr. Clarissa Cefai
Director	Director
Mare Services Ltd.	Mare Services Ltd.
5/1 Merchants Street	5/1 Merchants Street
Valleta VLT 1171	Valleta VLT 1171

for and on behalf of	for and on behalf of
REA OWNING COMPANY	PHOEBE OWNING COMPANY
LIMITED	LIMITED